4Q 2024 Results

LATAM Airlines Group closes a record-setting year with adjusted EBITDAR exceeding US$3.1 billion and net income of US$977 million, alongside strong capacity growth of 15.1%

Santiago, Chile, January 31, 2025 – LATAM Airlines Group S.A. (NYSE: LTM; SSE: LTM) announced today its consolidated financial results for the fourth quarter ending December 31, 2024. References to "LATAM", "LATAM Airlines Group", the “Company” or the "parent company" pertain to LATAM Airlines Group S.A., and references to “LATAM group,” “we,” “us,” “our,” or the “group” refer to LATAM Airlines Group S.A. and its consolidated affiliates, both passenger and cargo affiliates. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling the figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.84 per USD.

HIGHLIGHTS

Key Financial Indicators (US$ million)	FY24	FY23	Var. %
Total revenues	13,034	11,789	10.6%
Adjusted operating margin	12.7%	11.3%	1.5pp
Adjusted EBITDAR	3,108	2,533	22.7%
Net income attributable to owners of the parent company	977	582	67.9%
Adjusted passenger CASK ex-fuel (US$ cents)	4.2	4.3	(1.5%)
Liquidity (as % of LTM revenues)	27.1%	23.9%	3.2pp
Adj. net leverage	1.7x	2.1x	(0.4x)

•LATAM group set an all-time record by transporting over 82 million passengers during 2024. The unique and expansive network it operates, together with the increase in consolidated capacity were instrumental for this achievement. Full year capacity increased by 15.1%, in line with the guidance range for the year. This increase in capacity was accompanied by a strong full year consolidated load factor of 84.3%, demonstrating the customer preference and the group's ability to respond to an ever changing competitive environment.

•Total operating revenues amounted to US$13,034 million for the full year 2024, an increase of 10.6% vs 2023. During the fourth quarter, revenues reached US$3,395 million, with a strong increase in cargo revenues.

•The cargo segment experienced a positive turnaround in 2024, particularly with the improved performance in the second half of the year, with revenues growing 29.1% in the fourth quarter compared to the same period in 2023. Cargo revenues for the full year amounted to US$1,600 million, which represents a 12.2% increase versus 2023.

•For the full year 2024, adjusted passenger CASK ex-fuel stood at US$4.2 cents, remaining within the guidance range and once again reflecting the company's ability to effectively contain its cost base and sustain its operational efficiency.

•Adjusted operating income for the year amounted to US$1,660 million resulting in an adjusted operating margin of 12.7%, a 1.5pp increase vs 2023, above guidance and a record-setting annual figure for LATAM Airlines Group. In the fourth quarter, the adjusted operating margin reached 13.6%.

•Net income attributable to owners of the parent company amounted to US$977 million, almost doubling last year's figure. During the quarter, net income reached US$272 million.

•In 2024, LATAM generated over US$2.8 billion in Adj. Operating cash flow. Even after CapEx investments and expenses, including US$207 million used in its refinancing and a US$175 million dividend payment, LATAM had a strong cash generation of US$243 million, demonstrating its ability to maintain healthy liquidity and efficient cash management.

4Q 2024 Results

•The already solid capital structure benefited in 2024 from the efforts made during the year to increase liquidity and reduce the cost of non-fleet debt. With this, liquidity now stands at 27.1% and adjusted net leverage at 1.7x.

•In November, LATAM Airlines Group arranged its first ever sustainability-linked loan, becoming the first airline in South America to carry out an operation of this kind. In addition to this, in December LATAM was recognized as the most sustainable airline in the Americas and fifth in the world by S&P Global with its results from the Corporate Sustainability Assessment, and was incorporated into the S&P Dow Jones Sustainability Index, returning to this prestigious index after five years.

•LATAM group has been ranked as the fourth most punctual global airline group in the world for 2024, according to Cirium's on-time performance (OTP) results.

MANAGEMENT COMMENTS - FULL YEAR 2024

The year 2024 was a period of significant advances for LATAM group, reflecting its capacity for growth and for succeeding even in times of macroeconomic challenges and competitive dynamism. The group's performance was guided by its renewed purpose of “Elevate Every Single Journey”. The group has redefined its role, shifting from being solely a connector of people and dreams, to becoming an integral part of every journey. It seeks to deliver a meaningful experience from the moment a customer chooses the airline, focusing not only on passengers, but also on employees, communities, and the environment. This expanded vision highlights the group's commitment to creating value across all aspects of its operations.

Throughout the year, LATAM group transported over 82 million passengers, solidifying its role as a key player in connecting people across regional and global markets with a network that grew to 151 destinations in 27 countries. Additionally, cargo ended the year well, with load factor improvement and operational growth, having nearly doubled its operations in the last five years, showcasing the diversity and strength of its business. Meanwhile, the frequent flyer program (FFP), LATAM Pass, reached 49 million members, continuing to be the largest in the region.

LATAM group ranked as the fourth most punctual global airline group in the world, highlighting its operational excellence and dedication to ensuring passengers arrive on time and comfortably. These achievements were further reinforced by LATAM’s commitment to customer satisfaction, as evidenced by the highest Net Promoter Score (NPS) in its history, a clear indication of the trust passengers place in its passenger-focused approach. Similarly, the Operational Health Index that measures internal employee satisfaction (OHI) reached 79 points, the highest recorded to date, reflecting the engagement and dedication of LATAM group’s more than 38,000 employees. Together, these cultural and operational milestones have strengthened LATAM’s competitiveness in the industry.

From a financial perspective, LATAM achieved strong results during the quarter, building on the momentum of previous periods, and once again, illustrating consistent delivery of superior financial results. A key milestone in 2024 was the return of LATAM Airlines Group S.A. to the New York Stock Exchange in July, underscoring the company’s financial resilience and strong investor confidence. In 2024, LATAM also refinanced most of its existing non-fleet debt, significantly reducing its interest expense and strengthening its balance sheet and cash flow generation going forward.

Considering the strong cash flow generation in 2024 and LATAM's consistent financial results over the last two years, LATAM has put in place an updated financial policy that was revised by the Board of Directors1 and aligned with the Company's best interest and strategic objectives. It outlines a framework for capital allocation which takes into consideration balance sheet strength, profitable growth investments and generating returns for shareholders (beyond the mandatory minimum dividend distribution of 30% of annual net income). The strategy focuses on maintaining financial discipline by optimizing the cost of debt, having adjusted net leverage2 below 2.0x, and aspiring to reach a BB+ rating. Furthermore, the policy outlines a range of optimum liquidity3 between 21 and 25% of last twelve months' revenues.

1) The financial policy is subject to periodic review and discretion by the Board of Directors.
2) Adjusted net leverage: Total Net Debt includes operating lease liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents divided by Adjusted EBITDAR.
3) Liquidity: Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

4Q 2024 Results

LATAM closed 2024 with liquidity levels of US$3.5 billion (27.1% of last twelve months revenues) and continues with strong, positive cash flow generation in 2025, as per the published 2025 guidance of over US$3.9 billion liquidity (which already considers the Company’s robust investment plan in fleet renewal, information systems, MRO infrastructure and others).

Aligned with such financial policy, LATAM's management and its Board of Directors recurrently analyze alternatives for a further capital return program to shareholders, including but not limited to incremental dividends, share buybacks, and/or growth capital and strategic investments for most effective allocation of capital in 2025 and beyond4. Considering that the current share/ADR price may be undervalued compared to historic multiples, and while share buybacks are not common practice in Chile, the Board of Directors will evaluate whether an up to US$150 million share buy-back program can be implemented while mitigating the impact to the share’s current trading liquidity.

Additionally, cost containment and efficiency will remain a major priority in 2025, sustaining the progress made in recent years. LATAM is becoming a data-driven company, leveraging insights to drive smarter decisions and innovative solutions. In this context, digital transformation will be a central focus, with initiatives aimed at optimizing processes, improving operational efficiency and enhancing the customer experience. Each of these initiatives reflects LATAM group’s commitment to “Elevate Every Single Journey”, ensuring a distinctive experience for our customers, communities, and the environment.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2024 RESULTS

LATAM group reported total operating revenues of US$3,395 million in the fourth quarter, an increase of 4.4% compared to the same period of 2023, mainly explained by a 0.7% increase in passenger revenues and a 29.1% increase in cargo revenues. For the fourth quarter of 2024, passenger and cargo revenues accounted for 84.5% and 13.8% of total operating revenues, respectively.

Total revenue for the year reached US$13,034 million, marking a 10.6% increase primarily driven by a 10.0% growth in passenger revenues. Of the total passenger revenues, 33% originated from the domestic operations of the Brazilian affiliate, 19% from domestic operations of affiliates in Spanish-speaking countries, and 48% from international operations. Cargo revenues totaled US$1,600 million in 2024. Passenger and cargo revenues contributed 86.2% and 12.3%, respectively, to total operating revenues.

Passenger revenues amounted to US$2,867 million in the fourth quarter, increasing 0.7% versus the same period of 2023. This was driven by an 11.8% capacity increase during the quarter, measured in ASKs and offset by the 10.0% decrease in RASK to US$7.0 cents. This lower RASK can be explained by the 22.9% drop in jet fuel prices (including hedges) as well as foreign exchange rate variations when compared to the same period of 2023. Despite the year-over-year decrease, RASK remained consistent with the levels published in the third quarter of 2024.

Cargo revenues amounted to US$470 million in the fourth quarter, increasing 29.1% versus the same period of 2023. Both unit revenue and capacity contributed to the additional revenue generated. Cargo capacity, measured in ATK, increased by 11.3%, while the load factor rose to 55.9% (+2.7pp versus last year). Unit revenue, measured in RATK, increased by 16.1%, driven by stronger southbound demand from Europe and North America to South America.

Other income amounted to US$58 million in the fourth quarter, an increase of 45.7% compared to the same period of 2023. This year-over-year growth is primarily due to higher revenues recognized from the redemption of non-airline products in the LATAM Pass program, tour services and codeshare agreements.

Total adjusted operating expenses were US$2,932 million during the quarter, increasing 1.1% versus 4Q23. This slight increase despite the 11.8% increase in passenger operations was the result of LATAM's commitment to cost containment and partially supported by a significant reduction in jet fuel prices, and the positive impact of foreign exchange rate effects associated with the depreciation of the Brazilian Real. In particular, adjusted passenger CASK ex-fuel amounted to US$4.4 cents in the fourth quarter of the year.

4) As of this date the Company has not approved any such additional distribution. If approved, the Company will inform its shareholders and the market in due course and will require, when needed, the consent of its shareholders.

4Q 2024 Results

Full year total adjusted operating expenses amounted to US$11,373 million, an 8.7% increase compared to 2023. This increase was propelled by a 15.1% increase in operations and partially offset by the positive impact of currency depreciation and the implementation of cost savings initiatives. Adjusted passenger CASK ex-fuel for the full year 2024 amounted to US$4.2 cents, within the updated guidance range for 2024, and once again serves as a testament to the cost containment efforts undertaken by the company.

The changes in adjusted operating expenses during the quarter were mainly explained by:

•Wages and benefits increased 9.0% compared to the fourth quarter of 2023, mainly explained by a 9.0% increase in the average headcount of the group, particularly in cabin crew linked to the 11.8% increase in passenger operations year over year, and partially offset by foreign exchange rate effects.

•Aircraft fuel costs decreased 14.6% versus the same period of 2023, explained by a 10.7% increase in fuel consumption in line with the growth in operations and offset by a 22.9% decrease in the average jet fuel price (with hedges) compared to the fourth quarter of 2023.

•Commissions to agents decreased 17.5% compared to 4Q23, attributed to a greater penetration of direct sales.

•Depreciation and amortization increased 24.7% versus 4Q23, explained by the increase in the total number of aircraft. LATAM group ended the fourth quarter of 2024 with 347 aircraft, compared to 333 aircraft at the end of the same quarter of last year. Furthermore, this expense line increased due to the incorporation of newer, more modern aircraft, with an incremental amount of 13 Airbus Neo family aircraft versus the end of the same quarter of 2023.

•Other rental and landing fees decreased 1.7% versus 4Q23, mainly due to the positive effects of currency depreciation (particularly of the Brazilian real), cost efficiency initiatives implemented, and certain provision one-off reversals, though partially offset by the increase in international operations (+15.7% vs 4Q23).

•Passenger services expenses increased 19.8% versus the same period of 2023. This can be explained by the 11.8% growth in capacity during the quarter, and a more significant international mix in the operations, along with higher costs of in-flight services.

•Aircraft rentals expenses, which correspond exclusively to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to less than US$1.0 million, representing a 95.7% decrease versus 4Q23. This significant decline is a result of almost all PBH contracts for aircraft having expired, with only a few aircraft remaining under PBH. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures. LATAM will not be reporting aircraft rentals in the following quarters, as there are no more assets under PBH contracts.

•Aircraft maintenance expenses totaled US$234 million, corresponding to a 34.4% increase versus 4Q23 mainly as a result of the growth in operations and flight cycles in both passenger and cargo segments. Additionally, the increase was driven by an escalation of unit costs, intensified by supply chain challenges, and an older fleet age considering that LATAM group continues to operate some older narrow-body aircraft ensuring its capacity growth.
•Other operating expenses increased 4.6% compared to 4Q23 and amounted to US$422 million, explained by higher variable costs of crew, related to the increase in operations, together with advertising and marketing related costs, while partially offset by foreign exchange rate effects.

•Other gains and losses totaled US$15 million in losses for the fourth quarter, primarily due to labor contingencies in Argentina. This line includes, but is not limited to, contingencies related to non-current operations, fair value adjustments, and other one-time effects.

Non-operating results

•Interest income amounted to US$34 million in the quarter, explained by a higher level of cash and cash equivalents and higher amounts invested compared to 4Q23.

4Q 2024 Results

•Interest expense increased 63.4% versus 4Q23, to US$306 million during the quarter, impacted by the US$134 million one-time, non-operating Income Statement effect related to the liability management exercise completed in October, repaying in full the Term Loan B and calling the 2027 Notes. This effect was partially mitigated by the savings obtained from the same refinancing exercise. It's worth noting that this refinancing exercise has allowed LATAM to reduce its cost of debt by securing a significantly lower interest rate compared to its previous debt, resulting in a reduction of nearly US$120 million in interest payments during 2025.

•Foreign exchange gains and losses amounted to US$105 million in gains in the fourth quarter, mainly related to the depreciation of the Brazilian Real as well as the effect of the bond in UF (Unidades de Fomento, in Spanish) during the fourth quarter.

•Result of indexation units amounted to US$5 million in the quarter, an increase compared to the same period of 2023 mainly due to the adjustments for hyperinflation primarily linked to the increase in labor contingencies in Argentina due to the cessation of its domestic operations, together with a higher CPI than 2023.

•Net income attributable to the owners of the parent company during the quarter amounted to US$272 million, which represents an increase of 227.8%. Net income for the full year 2024 reached US$977 million, an increase of 67.9% when compared to 2023. Net income attributable to owners of the parent company serves as the basis for calculating dividend distributions.

4Q 2024 Results

LIQUIDITY AND FINANCING

LATAM Airlines Group ended the quarter with cash and cash equivalents of US$1,958 million. During the year, LATAM generated US$243 million, including the US$207 million payment made for refinancing purposes and the US$175 million dividend payment. Additionally, LATAM has US$1,575 million in available and fully undrawn revolving credit facilities (“RCF”). Liquidity as a percentage of revenues of last twelve months stood at 27.1%.

LATAM registered a consolidated fleet debt (operational leases and finance leases) of US$4.4 billion, alongside a non-fleet debt of US$2.7 billion. This results in a total gross debt of US$7.2 billion and a net debt of US$5.2 billion. At the end of the period, LATAM reported an adjusted net leverage of 1.7x, demonstrating its continued strong capital structure and robust operations.

LATAM Airlines Group does not face refinancing risks in the short term. The nearest-term relevant maturities are scheduled for 2029 and 2030. It is worth noting that the 2029 bond is callable in October 2025, and LATAM continues to focus on reducing the cost of its debt.

With respect to LATAM’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of December 31, 2024, are shown in the table below:

	1Q25	2Q25	3Q25	4Q25
Hedge positions
Estimated Fuel consumption hedged	51%	47%	34%	30%

4Q 2024 Results

LATAM FLEET PLAN

LATAM group’s fleet consists of 268 Airbus narrow-body aircraft, 2 Airbus wide-body aircraft under short-term leases, 56 Boeing wide-body aircraft and 21 Boeing cargo freighters, totaling 347 aircraft. During the fourth quarter, the group received five Airbus A320Neo and two wide-body short-term leases. For the full year LATAM group received a total of 16 aircraft, 13 narrow-body aircraft and three wide-body aircraft. During 2024, the group doubled the amount of Airbus A321Neo aircraft, enhancing efficiency and streamlining operations. For a breakdown of the current fleet, please see the fleet chart in the reference tables section toward the end of this report.

As of the date of publication, LATAM group has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body aircraft in the coming years, as detailed below. In particular, on October 22, 2024, LATAM announced the additional purchase of 10 incremental Boeing 787-9 aircraft, securing the few available production slots through 2030. These new technology aircraft will allow LATAM group to continue modernizing and expanding its fleet.

Fleet Plan		As of end of year
	2024	2025	2026	2027
Passenger Aircraft
Narrow Body
Airbus Ceo Family	224	223	212	200
Airbus Neo Family	44	68	84	98
Total NB	268	291	296	298

Wide Body
Boeing 787	37	38	41	42
Other	21	22	19	19
Total WB	58	60	60	61

TOTAL	326	351	356	359

Cargo Aircraft
Boeing 767-300F	21	20	19	19
TOTAL	21	20	19	19
TOTAL FLEET	347	371	375	378

AVERAGE FLEET	339	359	373	376

Note: This fleet plan considers LATAM group's best estimates for committed arrivals, current decisions regarding aircraft sales, retirements and lease extensions. In the Financial Statements, Note 13 describes the aircraft that are currently held for sale and expected to be sold in 2025.

4Q 2024 Results

2025 GUIDANCE

Guidance for the full year 2025 was issued by the Company on December 3, 2024, as detailed below:

Indicator	Guidance	2025E

Operating Indicators	Total ASK Growth vs 2024	7% -	9%
	Domestic Brazil ASK Growth vs 2024	6% -	8%
	Domestic Spanish Speaking Countries ASK Growth vs 2024	4% -	6%
	International ASK Growth vs 2024	7% -	9%
	Total ATK Growth vs 2024	2% -	4%

Financial Indicators	Revenues (US$ billion)	14.0 -	14.5
	Adjusted CASK ex fuel[1] (US$ cents)	4.6 -	4.8
	Adjusted Passenger CASK ex fuel[1] (US$ cents)	4.2 -	4.4
	Adjusted Operating Income[2] (US$ billion)	1.65 -	1.90
	Adjusted Operating Margin[2]	12.0% -	13.5%
	Adjusted EBITDAR[2] (US$ billion)	3.25 -	3.60
	Adjusted EBITDAR Margin[2]	23.5% -	25.0%
	Adjusted Levered Free Cash Flow[3] (US$ billion)	> 1.0
	Liquidity[4] (US$ billion)	> 3.9
	Total Net Debt[5] (US$ billion)	< 5.4
	Total Net Debt/Adjusted EBITDAR (x)	≤ 1.7x

	Assumptions
	Average exchange rate (BRL/USD)	5.8
	Jet fuel price (US$/bbl)	90

1) Adjusted CASK ex-fuel includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash double counting P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel is further adjusted to exclude cargo costs associated with belly and freighter operations.
2) Adjusted Operating Income excludes other gains and losses, variable Aircraft Rental expenses (non-cash double counting P&L effect), employee compensations associated with the Corporate Incentive Plan. Adjusted EBITDAR is further adjusted to exclude foreign exchange gains and results of indexation units.
3) Adjusted Levered Free Cash Flow calculated as the sum of net cash (outflow) inflow from operating and investing activities, adding payments from lease liabilities (amortization and interest) and financing predelivery payments, excluding amounts raised from the sale of property, plant and equipment, adding aircraft and non-aircraft financing interest.
4) Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities. Assumes a minimum statutory dividend distribution equivalent to 30% of Net Income and does not include either additional shareholder returns or liability management in 2025.
5) Total Net Debt includes operating lease liabilities, financial leases and other financial debt, net of Cash and Cash Equivalents. Assumes a minimum statutory dividend distribution equivalent to 30% of Net Income and does not include additional shareholder returns.

Note on forward-looking assumptions, outlooks and expectations are not facts but rather a good faith estimate of reality based on selected information believed to be reasonable. However, reality may differ from assumptions, outlooks and expectations. This report also contains forward-looking statements. Such statements may contain words such as “could,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM's current plans, estimates and projections and, therefore, you should not place undue reliance on such statements or the estimates arising from them. Forward-looking statements involve known and unknown inherent risks, uncertainties and other factors, many of which are beyond LATAM's control and are difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. The financial information contained herein does not constitute or replace in any way the submission of the corresponding financial statements of the Commission for the Financial Market (CMF) and the market, in terms of their content requirements, applicable procedures and deadlines of submission corresponding to the CMF in accordance with current regulations. These factors and uncertainties include in particular those described in documents we have filed with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update any of them, whether as a result of new information, future events or any other factor. Our results may not be indicative of future performance, which remains subject to a number of uncertainties, including the risks disclosed in our annual report on Form 20-F, which was filed on February 22, 2024 and especially the risks and uncertainties associated with the more recent conflicts developing in the Middle East. In addition, as disclosed in our annual report on Form 20-F, our business is seasonal and our passenger revenues are generally higher in the first and fourth quarters of each year, during the southern hemisphere’s spring and summer. Finally, demand for air travel and cargo services is influenced by a number of factors beyond our control, including global, regional and national political and socioeconomic developments as well as changes in our competitive landscape, all of which could have a material impact on our ability to achieve the guidance disclosed herein.

4Q 2024 Results

FINANCIAL STATEMENTS PUBLICATION AND CONFERENCE CALL

LATAM Airlines Group S.A. filed its financial statements for the period ended December 31, 2024 with the Comisión para el Mercado Financiero (CMF) of Chile on January 31, 2024. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the fourth quarter and full year 2024 financial results on Friday, January 31, 2024, at 08:30 am ET / 10:30 am Santiago.

Webcast Link: Click here
Participant Call Link: Click here

About LATAM Airlines Group S.A.:

LATAM Airlines Group S.A. and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to / from Europe, the United States, Oceania, Africa and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A321Neo, A320, A320Neo, and A319 aircraft. Additionally, the Airbus 330, operated under short-term leases, is also part of the current operations.

LATAM Cargo Chile, LATAM Cargo Colombia and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates's aircraft, they have a fleet of 21 freighters. They operate on the LATAM group network as well as international routes that are solely used for freighters. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM press inquiries, please write to comunicaciones.externas@latam.com. Additional financial information is available at www.latamairlinesgroup.net.

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the Fourth Quarter 2024 (in thousands of US Dollars)

	For the three month period ended December 31,
	2024	Adjustments	2024 Adjusted	2023 Adjusted	% Change
REVENUE
Passenger	2,867,457	—	2,867,457	2,847,672	0.7%
Cargo	469,885	—	469,885	363,829	29.1%
Other Income	57,838	—	57,838	39,694	45.7%
TOTAL OPERATING REVENUE	3,395,180	—	3,395,180	3,251,195	4.4%
EXPENSES
Wages and Benefits	(460,109)	27,334	(432,775)	(396,940)	9.0%
Aircraft Fuel	(930,093)	—	(930,093)	(1,088,637)	(14.6%)
Commissions to Agents	(53,528)	—	(53,528)	(64,880)	(17.5%)
Depreciation and Amortization	(402,620)	—	(402,620)	(322,953)	24.7%
Other Rental and Landing Fees	(362,970)	—	(362,970)	(369,396)	(1.7%)
Passenger Services	(94,607)	—	(94,607)	(78,954)	19.8%
Aircraft Rentals	(960)	960	—	—	n.m.
Aircraft Maintenance	(233,517)	—	(233,517)	(173,753)	34.4%
Other Operating Expenses	(421,775)	—	(421,775)	(403,224)	4.6%
Other gains/(losses)	15,494	(15,494)	—	—	n.m
TOTAL OPERATING EXPENSES	(2,944,685)	12,800	(2,931,885)	(2,898,737)	1.1%
OPERATING INCOME/(LOSS)	450,495	12,800	463,295	352,458	31.4%
Operating Margin	13.3%	0.4pp	13.6%	10.8%	2.8pp
Interest Income	33,711	—	33,711	29,499	14.3%
Interest Expense	(306,388)	—	(306,388)	(187,472)	63.4%
Foreign exchange gains	105,449	(105,449)	—	—	n.m
Result of indexation units	4,831	(4,831)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	288,098	(97,480)	190,618	194,485	(2.0%)
Income Taxes	(18,410)	—	(18,410)	(22,405)	(17.8%)
NET INCOME/(LOSS)	269,688	(97,480)	172,208	172,080	0.1%
Attributable to:
Owners of the parent company	271,938	(97,480)	174,458	171,383	1.8%
Non-controlling interest	(2,250)	—	(2,250)	698	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	271,938	(97,480)	174,458	171,383	1.8%
Net Margin attributable to the owners of the parent company	8.0%	-2.9pp	5.1%	5.3%	-0.1pp
Effective Tax Rate	(6.4%)	(3.3pp)	(9.7%)	(11.5%)	1.9pp
Financial Metrics for the Fourth Quarter 2024 (in thousands of US Dollars)
	For the three month period ended December 31,
	2024		2023		Change (%)
Adjusted EBITDAR	865,915		675,411		28.2%
Adjusted EBITDAR Margin	25.5%		20.8%		4.7pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Financial Results for the twelve-month period ended December (in thousands of US Dollars)

	For the twelve month period ended December 31,
	2024	Adjustments	2024 Adjusted	2023 Adjusted	Var. %
REVENUE
Passenger	11,233,287	—	11,233,287	10,215,148	10.0%
Cargo	1,599,756	—	1,599,756	1,425,393	12.2%
Other Income	200,669	—	200,669	148,641	35.0%
TOTAL OPERATING REVENUE	13,033,712	—	13,033,712	11,789,182	10.6%
EXPENSES
Wages and Benefits	(1,738,474)	78,787	(1,659,687)	(1,516,520)	9.4%
Aircraft Fuel	(3,970,077)	—	(3,970,077)	(3,947,220)	0.6%
Commissions to Agents	(230,127)	—	(230,127)	(244,160)	(5.7%)
Depreciation and Amortization	(1,447,656)	—	(1,447,656)	(1,205,373)	20.1%
Other Rental and Landing Fees	(1,470,057)	—	(1,470,057)	(1,322,795)	11.1%
Passenger Services	(331,918)	—	(331,918)	(271,838)	22.1%
Aircraft Rentals	(4,164)	4,164	—	—	n.m.
Aircraft Maintenance	(815,916)	—	(815,916)	(601,804)	35.6%
Other Operating Expenses	(1,448,052)	—	(1,448,052)	(1,351,571)	7.1%
Other gains/(losses)	(36,223)	36,223	—	—	n.m
TOTAL OPERATING EXPENSES	(11,492,664)	119,174	(11,373,490)	(10,461,281)	8.7%
OPERATING INCOME/(LOSS)	1,541,048	119,174	1,660,222	1,327,901	25.0%
Operating Margin	11.8%	0.9pp	12.7%	11.3%	1.5pp
Interest Income	142,411	—	142,411	125,356	13.6%
Interest Expense	(881,950)	—	(881,950)	(698,231)	26.3%
Foreign exchange gains	172,917	(172,917)	—	—	n.m
Result of indexation units	19,508	(19,508)	—	—	n.m
INCOME/(LOSS) BEFORE TAXES	993,934	(73,251)	920,683	755,026	21.9%
Income Taxes	(16,489)	—	(16,489)	(14,942)	10.4%
NET INCOME/(LOSS)	977,445	(73,251)	904,194	740,084	22.2%
Attributable to:
Owners of the parent company	976,972	(73,251)	903,721	740,365	22.1%
Non-controlling interest	473	—	473	(281)	n.m
NET INCOME/(LOSS) attributable to the owners of the parent company	976,972	(73,251)	903,721	740,365	22.1%
Net Margin attributable to the owners of the parent company	7.5%	-0.6pp	6.9%	6.3%	0.7pp
Effective Tax Rate	(1.7%)	-0.1pp	(1.8%)	(2.0%)	0.2pp
Financial Metrics for the twelve-month period ended December (in thousands of US Dollars)
	For the twelve month period ended December 31,
	2024		2023		Change (%)
Adjusted EBITDAR	3,107,878		2,533,274		22.7%
Adjusted EBITDAR Margin	23.8%		21.5%		2.4pp

Note: Adjustments include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Operational Statistics

	For the three month period ended December 31,			For the twelve month period ended December 31,
	2024	2023	% Change	2024	2023	% Change

System
Costs per ASK (US$ cents)	7.2	8.1	(11.3%)	7.3	7.8	(6.8%)
Adjusted Costs per ASK (US$ cents)	7.1	7.9	(9.6%)	7.2	7.6	(5.5%)
Costs per ASK ex fuel (US$ cents)	4.9	5.1	(4.2%)	4.8	4.9	(3.3%)
Adjusted Costs per ASK ex fuel (US$ cents)	4.9	4.9	(1.1%)	4.7	4.7	(1.2%)
Adjusted Passenger CASK ex fuel (US$ cents)	4.4	4.4	(1.2%)	4.2	4.3	(1.5%)
Fuel Gallons Consumed (millions)	354	319	10.7%	1,357	1,195	13.6%
Fuel Gallons Consumed per 1,000 ASKs	8.6	8.7	(1.0%)	8.6	8.7	(1.3%)
Fuel Price (with hedge) (US$ per gallon)	2.63	3.41	(22.9%)	3.03	3.26	(7.2%)
Fuel Price (without hedge) (US$ per gallon)	2.57	3.45	(25.5%)	2.91	3.32	(12.3%)
Average Trip Length (km)	1,632	1,554	5.0%	1,621	1,539	5.3%
Total Number of Employees (average)	38,542	35,359	9.0%	37,355	34,174	9.3%
Total Number of Employees (end of the period)	38,664	35,568	8.7%	38,664	35,568	8.7%

Passenger
ASKs (millions)	41,022	36,681	11.8%	157,931	137,251	15.1%
RPKs (millions)	35,082	31,199	12.4%	133,138	114,007	16.8%
Passengers Transported (thousands)	21,501	20,083	7.1%	82,008	73,898	11.0%
Load Factor (based on ASKs) %	85.5%	85.1%	0.4pp	84.3%	83.1%	1.2pp
Yield based on RPKs (US$ cents)	8.2	9.1	(10.4%)	8.4	9.0	(5.8%)
Revenues per ASK (US$ cents)	7.0	7.8	(10.0%)	7.1	7.4	(4.4%)

Cargo
ATKs (millions)	2,142	1,925	11.3%	8,066	7,171	12.5%
RTKs (millions)	1,198	1,024	17.0%	4,330	3,704	16.9%
Tons Transported (thousands)	270	261	3.6%	998	946	5.6%
Load Factor (based on ATKs) %	55.9%	53.2%	2.7pp	53.7%	51.6%	2.1pp
Yield based on RTKs (US$ cents)	39.2	35.5	10.4%	36.9	38.5	(4.0%)
Revenues per ATK (US$ cents)	21.9	18.9	16.1%	19.8	19.9	(0.2%)

Note: Adjusted figures include adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect) and employee compensations associated with the Corporate Incentive Plan. Adjusted Passenger CASK ex fuel also excludes cargo costs associated with belly and freighter operations.

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31,	As of December 31
	2024	2023

Assets
Cash and cash equivalents	1,957,788	1,714,761
Other financial assets	67,295	174,819
Other non-financial assets	203,661	185,264
Trade and other accounts receivable	1,163,707	1,385,910
Accounts receivable from related entities	25	28
Inventories	438,530	592,880
Current tax assets	40,275	47,030
Total current assets other than non-current assets (or disposal groups) classified as held for sale	3,871,281	4,100,692

Non-current assets (or disposal groups) classified as held for sale	29,138	102,670

Total current assets	3,900,419	4,203,362

Other financial assets	53,772	34,485
Other non-financial assets	89,416	168,621
Accounts receivable	12,342	12,949
Intangible assets other than goodwill	1,000,170	1,151,986
Property, plant and equipment	10,186,697	9,091,130
Deferred tax assets	10,549	4,782
Total non-current assets	11,352,946	10,463,953
Total assets	15,253,365	14,667,315

Liabilities and shareholders' equity
Other financial liabilities	635,213	596,063
Trade and other accounts payables	2,133,572	1,765,279
Accounts payable to related entities	12,875	7,444
Other provisions	14,221	15,072
Current tax liabilities	6,281	2,371
Other non-financial liabilities	3,488,680	3,301,906
Total current liabilities	6,290,842	5,688,135

Other financial liabilities	6,515,238	6,341,669
Accounts payable	491,762	418,587
Other provisions	623,846	926,736
Deferred tax liabilities	312,677	382,359
Employee benefits	167,427	122,618
Other non-financial liabilities	140,244	348,936
Total non-current liabilities	8,251,194	8,540,905
Total liabilities	14,542,036	14,229,040

Share capital	5,003,534	5,003,534
Retained earnings	1,148,291	464,411
Other equity	39	39
Other reserves	(5,428,597)	(5,017,682)
Parent’s ownership interest	723,267	450,302
Non-controlling interest	(11,938)	(12,027)
Total equity	711,329	438,275
Total liabilities and equity	15,253,365	14,667,315

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2024	2023

Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	14,037,848	13,397,385
Other cash receipts from operating activities	212,750	169,692

Payments for operating activities
Payments to suppliers for the supply goods and services	(9,458,249)	(9,689,508)
Payments to and on behalf of employees	(1,419,825)	(1,304,696)
Other payments for operating activities	(344,911)	(270,580)
Income taxes (paid)	(43,439)	(18,379)
Other cash inflows (outflows)	122,153	(20,346)

Net cash (outflow) inflow from operating activities	3,106,327	2,263,568

Cash flows from investing activities
Amounts raised from sale of property, plant and equipment	97,303	46,524
Purchases of property, plant and equipment	(1,325,463)	(795,787)
Purchases of intangible assets	(94,412)	(68,052)
Interest received	118,437	98,552
Other cash inflows (outflows)	34,469	59,258

Net cash (outflow) inflow from investing activities	(1,169,666)	(659,505)

Cash flows inflow (out flow) from financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	—	(23)
Amounts raised from long-term loans	1,750,060	—
Loans repayments	(2,004,542)	(342,005)
Payments of lease liabilities	(344,038)	(225,358)
Dividends paid	(174,838)	—
Interest paid	(717,634)	(594,234)
Other cash (outflows) inflows	(73,869)	11,405

Net cash inflow (outflow) from financing activities	(1,564,861)	(1,150,215)

Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change	371,800	453,848
Effects of variation in the exchange rate on cash and cash equivalents	(128,773)	44,238
Net (decrease) increase in cash and cash equivalents	243,027	498,086

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,714,761	1,216,675

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,957,788	1,714,761

4Q 2024 Results

LATAM Airlines Group S.A.
Adjusted Free Cash Flow (in thousands of US Dollars)

Adjusted Free Cash Flow	For the three month period ended December 31,	For the twelve month period ended December 31,
	2024	2024

Adjusted EBITDAR	865,915	3,107,878

Changes in working capital	197,180	292,481
Cash taxes	(7,659)	(43,439)
Operating lease payments	(177,133)	(636,378)
Interest Income	30,665	118,437
Adj. Operating cash flow	908,968	2,838,979

Maintenance CapEx	(217,243)	(618,251)
CapEx for growth & Fleet CapEx Net of Financing	(326,964)	(921,584)
Adj. Investment cash flow *	(544,207)	(1,539,835)

Adj. Unlevered FCF	364,761	1,299,144
Interest on financial debt	(132,880)	(360,209)
Interest on finance leases	(15,928)	(69,249)
Adj. Levered FCF	215,953	869,686

Finance lease amortization	(30,424)	(198,774)
Non-Fleet Financial debt net amortization	(138,686)	(154,708)
Statutory Dividends	—	(174,838)
Other (Incl. Asset Sale, Fx and others)	(99,260)	(98,339)
Adj. Financing & Others cash flow	(417,178)	(1,056,117)
Change in cash	(52,417)	243,027

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,010,205	1,714,761
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	1,957,788	1,957,788

Fleet Cash Cost	(214,848)	(877,771)

*Adjusted Investment cash flow is equivalent to total CapEx net of financing. A reconciliation table can be found in page 19.
Notes:

1) Adjusted EBITDAR includes adjustments to add back the effect of other gains and losses, variable Aircraft Rental expenses (non-cash P&L effect), employee compensations associated with the Corporate Incentive Plan, foreign exchange gains and results of indexation units.
2) Operating lease payments include variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).
3) Maintenance CapEx primarily includes engine shop visits, aircraft c-checks and restocking of parts for existing operation, as well as CapEx associated with fleet projects that do not contribute additional capacity to the group's operations or add new features to the existing offered product.
4) Growth & Fleet CapEx (net of financing) includes CapEx associated with additional spare parts and engines, engine shop visits, aircraft c-checks and restocking of parts for additional operation, PDPs, fleet projects that contribute additional capacity or new features to the existing offered product and certain other strategic projects that add value, and fleet arrivals net of their financing.
5) Fleet Cash cost includes Finance lease amortization, interest on finance leases and operating lease payments (Excluding Non-fleet lease liabilities). Calculation can be found in page 18.

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31,	As of December 31,
	2024	2023

Total Assets	15,253,365	14,667,315
Total Liabilities	14,542,036	14,229,040
Total Equity*	711,329	438,275
Total Liabilities and Shareholders equity	15,253,365	14,667,315

Debt
Current and long term portion of loans from financial institutions**	2,988,097	3,066,648
Current and long term portion of obligations under capital leases	799,773	901,546
Total Financial Debt	3,787,870	3,968,194
Lease liabilities	3,362,581	2,967,994
Total Gross Debt	7,150,451	6,936,188
Cash, cash equivalents and liquid investments	(1,957,788)	(1,714,761)
Total Net Debt	5,192,663	5,221,427
*Includes non-controlling interest.
**Excluding associated guarantees.

LATAM Airlines Group S.A.
Main Financial Ratios

	As of December 31,	As of December 31,
	2024	2023

Cash, cash equivalents and liquid investments	1,957,788	1,714,761
Revolving Credit Facilities (RCF)	1,575,000	1,100,000
Liquidity (US$ thousands)	3,532,788	2,814,761
Liquidity as % of LTM revenues	27.1%	23.9%

Gross Debt (US$ thousands)	7,150,451	6,936,188
Gross Debt / Adjusted EBITDAR (LTM)	2.3	2.7

Net Debt (US$ thousands)	5,192,663	5,221,427
Net Debt / Adjusted EBITDAR (LTM)	1.7	2.1

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of December 31, 2024, and December 31, 2023, it is calculated using the last twelve months as of December 31, 2024 (US$3,107,878) and the full twelve months in 2023 (US$2,533,274).

4Q 2024 Results

LATAM Airlines Group S.A.
Consolidated Fleet

	As of December 31, 2024
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total

Passenger Aircraft
Boeing 767-300ER	9	—	9
Boeing 777-300ER	10	—	10
Boeing 787-8	4	6	10
Boeing 787-9	2	25	27
Airbus A319-100	13	27	40
Airbus A320-200	86	49	135
Airbus A320-Neo	3	27	30
Airbus A321-200	19	30	49
Airbus A321-Neo	—	14	14
TOTAL	146	178	324

Short-term leases
Airbus A330-200	—	2	2
TOTAL	—	2	2

Cargo Aircraft
Boeing 767-300F	20	1	21
TOTAL	20	1	21

TOTAL FLEET	166	181	347

Note: This table includes 2 Boeing 767-300F and 2 Airbus A319-100 that were reclassified from Property, Plant and Equipment to Assets Held for Sale.

4Q 2024 Results

LATAM Airlines Group S.A.
Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. ("LATAM" or "the Company") prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. The tables below show these reconciliations:

	For the three month period ended December 31,			For the twelve month period ended December 31,
	2024	2023	% Change	2024	2023	% Change

Cost of sales	(2,417,702)	(2,429,757)	(0.5%)	(9,565,899)	(8,816,590)	8.5%
Distribution costs	(144,328)	(163,294)	(11.6%)	(606,207)	(587,272)	3.2%
Administrative expenses	(244,879)	(195,543)	25.2%	(824,493)	(683,311)	20.7%
Other expenses	(153,270)	(158,727)	(3.4%)	(459,842)	(532,801)	(13.7%)
Other gains/(losses)	15,494	(21,069)	(173.5%)	(36,223)	(91,043)	(60.2%)
TOTAL OPERATING EXPENSES	(2,944,685)	(2,968,390)	(0.8%)	(11,492,664)	(10,711,017)	7.3%
Other gains/(losses)	(15,494)	21,069	(173.5%)	36,223	91,043	(60.2%)
Adjustments for Corporate Incentive Plan	27,334	26,040	5.0%	78,787	66,817	17.9%
Aircraft rentals expense	960	22,544	(95.7%)	4,164	91,876	(95.5%)
ADJUSTED TOTAL OPERATING EXPENSES	(2,931,885)	(2,898,737)	1.1%	(11,373,490)	(10,461,281)	8.7%

TOTAL OPERATING EXPENSES	(2,944,685)	(2,968,390)	(0.8%)	(11,492,664)	(10,711,017)	7.3%
Aircraft fuel expenses	930,093	1,088,637	(14.6%)	3,970,077	3,947,220	0.6%
Operating Expenses (Ex-Fuel)	(2,014,592)	(1,879,753)	7.2%	(7,522,587)	(6,763,797)	11.2%
ASKs (millions)	41,022	36,681	11.8%	157,931	137,251	15.1%
CASK (Ex-Fuel)	(4.9)	(5.1)	(4.2%)	(4.8)	(4.9)	(3.3%)

ADJUSTED TOTAL OPERATING EXPENSES	(2,931,885)	(2,898,737)	1.1%	(11,373,490)	(10,461,281)	8.7%
Aircraft fuel expenses	930,093	1,088,637	(14.6%)	3,970,077	3,947,220	0.6%
Adjusted Operating Expenses (Ex-Fuel)	(2,001,792)	(1,810,100)	10.6%	(7,403,413)	(6,514,061)	13.7%
ASKs (millions)	41,022	36,681	11.8%	157,931	137,251	15.1%
ADJUSTED CASK Ex-Fuel (US$ cents)	(4.9)	(4.9)	(1.1%)	(4.7)	(4.7)	(1.2%)

Operating lease payments	(177,133)	(148,887)	19.0%	(636,378)	(491,158)	29.6%
Interest on finance leases	(15,928)	(19,339)	(17.6%)	(69,249)	(76,497)	(9.5%)
Finance lease amortization	(30,424)	(46,554)	(34.6%)	(198,774)	(251,388)	(20.9%)
Non-fleet lease liabilities	8,637	5,794	49.1%	26,630	23,277	14.4%
FLEET CASH COSTS	(214,848)	(208,986)	2.8%	(877,771)	(795,766)	10.3%

NET INCOME/(LOSS)	269,688	83,657	222.4%	977,445	581,550	68.1%
Income Taxes	18,410	22,405	(17.8%)	16,489	14,942	10.4%
Interest Expense	306,388	187,472	63.4%	881,950	698,231	26.3%
Interest Income	(33,711)	(29,499)	14.3%	(142,411)	(125,356)	13.6%
Depreciation and Amortization	402,620	322,953	24.7%	1,447,656	1,205,373	20.1%
EBITDA	963,395	586,988	64.1%	3,181,129	2,374,740	34.0%
Aircraft rentals expense	960	22,544	(95.7%)	4,164	91,876	(95.5%)
EBITDAR	964,355	609,532	58.2%	3,185,293	2,466,616	29.1%
Other gains/(losses)	(15,494)	21,069	(173.5%)	36,223	91,043	(60.2%)
Foreign exchange gains/(losses)	(105,449)	18,933	(657.0%)	(172,917)	(85,891)	101.3%
Results of indexation units	(4,831)	(163)	2863.8%	(19,508)	(5,311)	267.3%
Adjustments for Corporate Incentive Plan	27,334	26,040	5.0%	78,787	66,817	17.9%
ADJUSTED EBITDAR	865,915	675,411	28.2%	3,107,878	2,533,274	22.7%

4Q 2024 Results

For the three month period ended December 31,			For the twelve month period ended December 31,
2024	2023	% Change	2024	2023	% Change

Purchases of property, plant and equipment	(545,456)	(366,516)	48.8%	(1,325,463)	(795,787)	66.6%
Purchases of intangible assets	(34,342)	(10,602)	223.9%	(94,412)	(68,052)	38.7%
Reconciled by:
Leased Maintenance Capitalizations	(63,409)	(103,054)	(38.5)%	(246,429)	(294,549)	(16.3)%
Capital raised for fleet related financing	99,000	—	n.m	99,000	—	n.m
Financing of Pre delivery payments	—	—	n.m	—	(70,951)	n.m
Recoveries of credits and Guarantee deposit received from the sale of aircraft*	—	20,980	n.m	27,469	48,258	(43.1)%
Insurance recovery	—	—	n.m	—	11,000	n.m
TOTAL CAPEX NET OF FINANCING	(544,207)	(459,192)	18.5%	(1,539,835)	(1,170,081)	31.6%

*For the twelve month period ended 2024, excludes US$7 million related to advanced payments arising from the sale of aircraft in the period.